

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 16, 2009

Via U.S. Mail and facsimile

Antonis Kandylidis
Chief Executive Officer and interim Chief Financial Officer
Oceanfreight Inc.
80 Kifissias Avenue
GR-151 25 Amaroussion
Athens, Greece

> **Re:** **Oceanfreight Inc.**
> **Amendment No. 1 to Form F-3**
> **Filed August 27, 2009**
> **File No. 333-160784**

Dear Mr. Kandylidis:

We have reviewed your response to the comments in our letter dated August 20, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Registration Statement

Risk Factors, page 9

1. We note your response to prior comment 1 and reissue. The risk factor section of your registration statement should discuss all known material risks which make the offering speculative or risky, including the dilution risk associated with this offering and possible future offerings. Please include a risk factor to disclose the dilution risk and provide quantitative disclosure regarding the dilution that may occur in the event that the selling shareholder sells all of its common shares.

Exhibit 8.1

2. We note your response to prior comment 7; however, please revise your

registration statement to state clearly that each material tax consequence being opined upon in the discussion in the tax consequences section which you incorporate by reference is counsel's opinion and state the basis for counsel's opinion. In addition, the disclosure that is currently incorporated by reference into your registration statement includes general statements about how entities will be treated under tax laws as well as your views as to how you will be treated under tax laws, but does not include any conclusions of a tax expert or counsel. Please revise or advise.

3. We note that Exhibit 8.1 and the discussion of tax consequences described in the company's report on Form 6-K filed on June 16, 2009 and Form 20-F filed on March 23, 2009 relate only to shares of the company's common stock; however, the registration statement relates to the public offering of common shares, preferred shares, debt securities, guarantees, warrants, purchase contracts and units. Please confirm to us that it is counsel's opinion that the tax consequences to an investor are not material as they relate to securities other than common stock or revise Exhibit 8.1 and your discussion in the prospectus to include such securities.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Gary J. Wolfe
Fax: (212) 480-8421